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                             November 9, 2022

       Meir Peleg
       Chief Financial Officer
       Gauzy Ltd.
       14 Hathiya Street
       Tel Aviv 6816914, Israel

                                                        Re: Gauzy Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
13, 2022
                                                            CIK No. 0001781446

       Dear Meir Peleg:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement.
       Prospectus Summary, page 1

   2. Please balance your disclosure of competitive strengths with a discussion of your principal challenges, limitations
or weaknesses in the prospectus summary.
 Meir Peleg
FirstName
Gauzy Ltd.LastNameMeir Peleg
Comapany 9,
November   NameGauzy
              2022      Ltd.
November
Page 2     9, 2022 Page 2
FirstName LastName
3. Please provide an organizational chart outlining your corporate structure post-offering.
         Clarify which entities are organized in which countries and include the ownership and voting control of your existing shareholders and public shareholders. Risk Factors, page 21

4. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Please revise to also describe the extent and nature of the role of the company's board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.
5. Please include a discussion of interest rates and specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. We face cybersecurity risks and may incur increasing costs in an effort to mitigate those risks..., page 38

6. We note your disclosure that in January 2021 your subsidiary Vision Systems Corporate
         SAS detected a ransomware attack. Please revise to include a description of the costs and other consequences of the attack, including a discussion of any potential liability for damages.
Use of Proceeds, page 59

7. We note your disclosure that the credit funds received a phantom warrant under the terms of the Facility Agreement which entitles them to a cash payment in an "Exit Event" and that the credit funds may decide to not receive payment in shares in lieu of a cash payment if the Exit Event is an IPO. Please clarify if the current offering will trigger this payment obligation. If so, tell us if the payment will be paid out of your offering proceeds and provide disclosure in the use of proceeds section.
 Meir Peleg
FirstName
Gauzy Ltd.LastNameMeir Peleg
Comapany 9,
November   NameGauzy
              2022      Ltd.
November
Page 3     9, 2022 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
72

8. We note that you emphasize the importance of supply chain management. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability or regulatory approval of products.
9. Please disclose (i) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (ii)
         the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.
Business, page 85

10. We note your statements that you (i) have the largest network of glass fabricators worldwide, (ii) believe you have the best-in-class optical performance, widest optical range, color control, segmentation and variety, (iii) have "one-of-a-kind" automatic testing equipment and (iv) are the only company able to manufacturer dimmable solutions and solar protection for helicopters. Please provide support for these statements and, as applicable, disclose the measures by which you determined your competitive position.
Description of Share Capital, page 138

11. Please update this section to discuss any outstanding shares of preferred stock. Refer to Item 10.A of Form 20-F.
Exhibits

12. We note your disclosure that in February 2021 you entered into a share purchase and earn out agreement with the shareholders of Vision Lite that appear to have continuing obligations. If material, please file those agreements as exhibits or tell us why
         you are not required to do so.
 Meir Peleg
FirstName
Gauzy Ltd.LastNameMeir Peleg
Comapany 9,
November   NameGauzy
              2022      Ltd.
November
Page 4     9, 2022 Page 4
FirstName LastName
General

13. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine or in light of the
effectiveness of the UFLPA. For
         example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western
              China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
              effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
              globalize    your supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business
14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       You may contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing